UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM N-6F

       NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
                     OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:     RHINO MICROCAP FUND, INC.

Address of Principal Business Office:   2600 Michelson Drive, 17th Floor
                                        Irvine, California 92612

Telephone Number:  (949) 852-3552

Name and address of agent for service of process:

                                        Harbor City Research
                                        201 E. Baltimore Street, Suite 630
                                        Baltimore, Maryland 21202

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Rollings Hills Estates and the state of California on the 5th day of November, 2002

                                   By:  /s/  Burt M. Arnold
                                        ________________________________________
                                   Title:    President
                                             Rhino Microcap Fund, Inc.


                              Attest:  /s/  Ami Arnold
                                       _________________________________________
                                   Title:    Corporate Secretary
                                             Rhino Microcap Fund, Inc.